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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

MAR 04 2011

Washington 110

SEC FILE NUMBER
8-01447

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** AND ENDING **December 31, 2010**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stifel, Nicolaus & Company, Incorporated**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway

(No. and street)

OFFICIAL USE ONLY
FIRM I.D. NO.

St. Louis   **Missouri**   **63102-2188**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer   **(314) 342-2000**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

155 North Wacker Drive   **Chicago**   **IL**   **60606**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AFFIRMATION

I, <u>Bernard N. Burkemper,</u> affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to <u>Stifel, Nicolaus & Company, Incorporated,</u> for the year ended <u>December 31, 2010,</u> are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>Security accounts of principal officers and directors, which are classified as</u>

<u>customers accounts (debits $1,093,012 and credits $745,856).</u>

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☒ (c) Consolidated Statement of Operations
- ☒ (d) Consolidated Statement of Cash Flows
- ☒ (e) Consolidated Statement of Changes in Stockholder's Equity
- ☒ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☒ (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☒ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☒ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report (under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control
- ☐ (p) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation
- ☐ (q) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Stifel, Nicolaus & Company, Incorporated
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

*(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)*

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition

As of December 31, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors
Stifel, Nicolaus & Company, Incorporated

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Stifel, Nicolaus & Company, Incorporated at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 28, 2011

STIFEL, NICOLAUS & COMPANY, INCORPORATED
Consolidated Statement of Financial Condition
December 31, 2010

(in thousands, except share and per share amounts)

Assets

Cash and cash equivalents	$ 21,933
Cash segregated for regulatory purposes	6,023
Receivables:	
Customers	477,514
Brokers, dealers and clearing organizations	239,002
Securities purchased under agreements to resell	123,617
Trading securities owned, at fair value (includes securities pledged of $272,172)	425,142
Investments	125,700
Goodwill	227,833
Intangible assets, net	30,698
Loans and advances to financial advisors and other employees, net	178,153
Deferred tax assets, net	120,119
Due from affiliates	14,959
Other assets	107,574
Total assets	**$ 2,098,267**

Liabilities and stockholder's equity

Short-term borrowings from banks	109,600
Payables:	
Customers	212,642
Brokers, dealers and clearing organizations	114,852
Drafts	73,248
Securities sold under agreements to repurchase	109,595
Trading securities sold, but not yet purchased, at fair value	200,140
Accrued compensation	220,343
Accounts payable and accrued expenses	92,053
Due to Parent and affiliates	4,041
Other	19,935
	1,156,449
Liabilities subordinated to claims of general creditors	43,241

Stockholder's equity

Common stock – par value $1; authorized 30,000 shares; outstanding 1,000 shares	1
Additional paid-in-capital	632,686
Retained earnings	265,890
	898,577
Total liabilities and stockholder's equity	**$ 2,098,267**

See accompanying Notes to Consolidated Statement of Financial Condition.

NOTE 1 – Nature of Operation and Basis of Presentation

Nature of Operations

Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although we have offices throughout the United States, our major geographic area of concentration is in the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast and Western United States. We provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, insurance, and banking products to our clients. We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent").

On July 1, 2010, the Parent acquired Thomas Weisel Partners Group, Inc. ("TWPG"), an investment bank focused principally on the growth sectors of the economy, which generates revenues from three principal sources: investment banking, brokerage and asset management. The investment banking group is comprised of two primary categories of services: corporate finance and strategic advisory. The brokerage group provides equity sales and trading services to institutional investors, and offers brokerage and advisory services to high-net-worth individuals and corporate clients. The asset management group consists of: private investment funds, public equity investment products and distribution management. The investment banking, research, and institutional brokerage businesses of Thomas Weisel Partners LLC ("TWP"), a wholly-owned subsidiary of TWPG, were integrated with Stifel Nicolaus immediately after the merger. At the time of the transition, the Parent contributed the net assets of these TWP businesses to Stifel Nicolaus.

Basis of Presentation

The consolidated statement of financial condition includes Stifel Nicolaus and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel, Nicolaus & Company, Incorporated and its wholly-owned subsidiaries.

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments; accrual for contingencies; fair value of goodwill and intangible assets; provision for income taxes and related tax reserves; and estimation of forfeitures associated with stock-based compensation. Actual results could differ from those estimates.

Consolidation Policies

The consolidated statement of financial condition includes the accounts of Stifel Nicolaus and its subsidiaries. We also have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. In determining whether to consolidate these entities or not, we determine whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities when we determine that there is a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity. VIEs are entities that lack one or more of the characteristics of a voting interest entity. We are required to consolidate VIEs in which we are deemed to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that maintains control and provides benefits or will either: (i) absorb a majority of the VIEs expected losses, (ii) receive a majority of the VIEs expected returns, or (iii) both.

We determine whether we are the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's control structure, expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships, and the design of the VIE. Where qualitative analysis is not conclusive, we perform a quantitative analysis. We reassess our initial evaluation of an entity as a VIE and our initial determination of whether we are the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See Note 15 for additional information on variable interest entities.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less that are not segregated to be cash equivalents. Cash and cash equivalents include money market mutual funds and deposits with banks.

Cash Segregated for Regulatory Purposes

We are subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2010.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, we receive collateral in the form of cash in an amount equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. We monitor the market value of securities borrowed and loaned generally on a daily basis, with additional collateral obtained or refunded as necessary.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. As of December 31, 2010, we have entered into these agreements with one major financial institution. These agreements are short term in nature and are collateralized by U.S. government agency securities. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, investments and trading securities sold, but not yet purchased. Other than those separately discussed in the notes to the consolidated statement of financial condition, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with ASC 820, "Fair Value Measurement and Disclosures," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our trading securities and other investments owned, trading securities pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 4 for additional information on how we value our financial instruments.

Investments

Investments on the consolidated statement of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our trading inventory and represent the acquiring and disposing of debt or equity instruments for our benefit.

We report changes in fair value of marketable and non-marketable securities based on guidance provided by the AICPA Audit and Accounting Guide, "Brokers and Dealers in Securities." The fair value of marketable investments are generally based on either quoted market or dealer prices. The fair value of non-marketable

securities is based on management's estimate using the best information available, which consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, we estimate the fair value of each of our company's reporting units (generally defined as the businesses for which financial information is available and reviewed regularly by management), and compare it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, we are required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. We have elected July 31 as our annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Loans and Advances

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial positions. The loan balance from former employees at December 31, 2010 was $4,499 with associated loss allowances of $3,069.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Legal Loss Allowances

We record loss allowances related to legal proceedings resulting from lawsuits and arbitrations, which arise from our business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that the ultimate resolution of certain of these claims will result in losses to our company. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent we believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. Factors considered by management in estimating our liability is the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of our company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. After discussion with counsel, management, based on its understanding of the facts, accrues what they consider appropriate to provide loss allowances for certain claims, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to our employees.

Costs incurred under these plans are allocated to our company based on our employee's participation in the plans. See Note 11 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included on the consolidated statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 14 for a further discussion of income taxes.

Recently Adopted Accounting Guidance

Consolidation

In February 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("Update") No. 2010-10, "*Consolidation (Topic 810): Amendments for Certain Investment Funds,*" which provides for a deferral of the consolidation requirements of Topic 810 resulting from the issuance of FASB Statement No. 167 ("Statement 167"), *Amendments to FASB Interpretation No. 46R,*" for a reporting entity's interest in an entity that has all the attributes of an investment company; or for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies (the "deferral"). The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitization entities, asset-backed financing entities, or entities formerly considered qualifying special purpose entities. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. This guidance does not defer the disclosure requirements of Topic 810, as amended. The amendments in this Update are effective as of the beginning of the first annual reporting period that begins after November 15, 2009 and for interim periods within the first annual reporting period (January 1, 2010 for our company). The adoption of this guidance permits us to defer the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 for certain of these entities. See Note 15 – Variable Interest Entities.

Subsequent Events

In February 2010, the FASB issued Update No. 2010-09, "*Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements,*" which amends certain provisions of the current guidance, including the elimination of the requirement for disclosure of the date through which an evaluation of subsequent events was performed in issued and revised financial statements. This guidance was effective for the first interim and annual reporting periods beginning after issuance (December 31, 2010 for our company). The adoption of this new guidance did not have a material impact on our consolidated statement of financial condition. See Note 16 – Subsequent Events.

Fair Value of Financial Instruments

In January 2010, the FASB issued Update No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,"* which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a rollforward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for us with the reporting period beginning January 1, 2010, except for the disclosure on the rollforward activities for Level 3 fair value measurements, which will become effective for us with the reporting period beginning January 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on our consolidated statement of financial condition. See Note 4 – Fair Value of Financial Instruments.

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued and subsequently codified guidance amending ASC 860 designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Additionally, the new guidance eliminates the qualifying special-purpose entity ("QSPE") concept. The guidance became effective for us with the reporting period beginning January 1, 2010. The adoption of this new guidance did not have a material impact on our consolidated statement of financial condition.

NOTE 3 – Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2010, included *(in thousands)*:

Deposits paid for securities borrowed	$ 94,709
Securities failed to deliver	74,729
Receivable from clearing organizations	69,564
	$ 239,002

Amounts payable to brokers, dealers and clearing organizations at December 31, 2010, included *(in thousands)*:

Securities failed to receive	$ 78,499
Deposits received from securities loaned	27,907
Payable to clearing organizations	8,446
	$ 114,852

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 4 – Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, investments and trading securities sold, but not yet purchased.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The following is a description of the valuation techniques used to measure fair value.

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Actively traded money market funds are measured at their net asset value, which approximates fair value, and classified as Level 1.

Financial instruments (Trading securities)

When available, the fair value of financial instruments are based on quoted prices in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices such as equities listed in active markets, certain corporate obligations and certain U.S. Treasury bonds and other government obligations.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include equity securities not actively traded, corporate obligations infrequently traded, and certain government and municipal obligations.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include equity securities with unobservable inputs, certain corporate obligations with unobservable pricing inputs, certain airplane trust certificates, limited partnerships, and other investments. We value these financial instruments, where there was less frequent or nominal market activity or when we were able to obtain only a single broker quote, using prices from comparable securities.

Investments

Investments in public companies are valued based on quoted prices in active markets and reported in Level 1. Investments in certain private equity securities and corporate obligations with unobservable inputs and auction-rate securities ("ARS") for which the market has been dislocated and largely ceased to function are reported as Level 3 assets. Investments in certain equity securities and corporate obligations with unobservable inputs are valued using management's best estimate of fair value, where the inputs require significant management judgment. ARS are valued based upon our expectations of issuer redemptions and using internal models.

Trading securities sold but not yet purchased

Trading securities sold but not purchased are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Trading securities owned include highly liquid instruments with quoted prices such as certain U.S. Treasury bonds, corporate bonds, and equities listed in active markets.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and

reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments generally include certain U.S. government agency securities, certain corporate bonds, and certain municipal securities.

Securities sold but not yet purchased

Securities sold but not purchased are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Securities owned include corporate equity securities listed in active markets.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2010 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash equivalents	$ 3	$ 3	$ —	$ —
Trading securities owned:				
U.S. government agency securities	86,882	—	86,882	—
U.S. government securities	9,038	9,038	—	—
Corporate securities:				
Fixed income securities	221,145	47,001	133,901	40,243
Equity securities	27,849	27,405	444	—
State and municipal securities	80,228	—	80,228	—
Total trading securities owned	425,142	83,444	301,455	40,243
Investments:				
Corporate equity securities	3,266	3,266	—	—
Mutual funds	32,193	32,193	—	—
Auction rate securities:				
Equity securities	76,826	—	—	76,826
Municipal securities	5,158	—	—	5,158
Other	8,257	—	1,652	6,605
Total investments	125,700	35,459	1,652	88,589
	$ 550,845	$ 118,906	$ 303,107	$ 128,832
Liabilities:				
Trading securities sold, but not yet purchased:				
U.S. government securities	$ 664	$ —	$ 664	$ —
U.S. government agency securities	131,561	131,561	—	—
Corporate securities:				
Fixed income securities	61,026	18,815	37,526	4,685
Equity securities	6,800	6,780	20	—
State and municipal securities	89	—	89	—
	200,140	157,156	38,299	4,685
Securities sold, but not yet purchased	19,935	19,935	—	—
	$ 220,075	$ 177,091	$ 38,299	$ 4,685

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the year ended December 31, 2010 *(in thousands)*:

| | Corporate Fixed Income Securities [1] | Investments | | | Corporate Fixed Income Securities [2] |
		Auction-Rate Securities – Equity	Auction-Rate Securities – Municipal	Other	
Balance at January 1, 2010	$ 1,243	$ 46,297	$ 9,706	$ 4,707	$ —
Unrealized gains/(losses)	509	(1,671)	911	1,346	50
Realized gains/(losses)	2,056	—	16	—	68
Purchases, issuances, settlements, net	36,337	32,200	(5,475)	552	3,677
Transfers:					
Into Level 3	156	—	—	—	890
Out of Level 3	(58)	—	—	—	—
Net change	39,000	30,529	(4,548)	1,898	4,685
Balance at December 31, 2010	$ 40,243	$ 76,826	$ 5,158	$ 6,605	$ 4,685

[1] Included in trading securities owned in the consolidated statement of financial condition.

[2] Included in trading securities sold, but not yet purchased in the consolidated statement of financial condition.

The results included in the table above are only a component of the overall trading strategies of our company. The table above does not present Level 1 or Level 2 valued assets or liabilities. The changes to our company's Level 3 classified instruments were principally a result of: purchases of ARS from our customers, unrealized gains and losses, and redemptions of ARS at par during the year ended December 31, 2010. There were no changes in unrealized gains/(losses) recorded in earnings for the year ended December 31, 2010 relating to Level 3 assets still held at December 31, 2010.

Transfers within the Fair Value Hierarchy

We assess our financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy, as defined by Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no material transfers between our Level 1 and Level 2 classified instruments during the year ended December 31, 2010.

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments whether or not recognized in the consolidated statement of financial condition at fair value at December 31, 2010 *(in thousands)*.

	Carrying Amount	Estimated Fair Value
Financial assets		
Cash and cash equivalents	$ 21,933	$ 21,933
Cash segregated for regulatory purposes	6,023	6,023
Securities purchased under agreements to resell [1]	123,617	123,617
Trading securities owned	425,142	425,142
Investments	125,700	125,700
Financial liabilities		
Securities sold under agreements to repurchase [1]	$ 109,595	$ 109,595
Trading securities sold, but not yet purchased	200,140	200,140
Securities sold, but not yet purchased	19,935	19,935
Liabilities subordinated to the claims of general creditors	43,241	23,418

[1] Carrying value approximates fair value.

The following, as supplemented by the discussion above, describes the valuation techniques used in estimating the fair value of our financial instruments as of December 31, 2010.

Financial Assets

Securities purchased under agreements to resell

Securities purchased under agreements to resell are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying value at December 31, 2010 approximates fair value.

Financial liabilities

Securities sold under agreements to repurchase

Securities sold under agreements to repurchase are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying value at December 31, 2010 approximates fair value.

Liabilities subordinated to claims of general creditors

The fair value of subordinated debt was measured using the interest rates commensurate with borrowings of similar terms.

These fair value disclosures represent our best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

NOTE 5 – Trading Securities Owned And Trading Securities Sold, But Not Yet Purchased

The components of trading securities owned and trading securities sold, but not yet purchased at December 31, 2010 are as follows *(in thousands)*:

Trading securities owned:	
U.S. government agency securities	$ 86,882
U.S. government securities	9,038
Corporate securities:	
Fixed income securities	221,145
Equity securities	27,849
State and municipal securities	80,228
	$ 425,142
Trading securities sold, but not yet purchased:	
U.S. government securities	$ 664
U.S. government agency securities	131,561
Corporate securities:	
Fixed income securities	61,026
Equity securities	6,800
State and municipal securities	89
	$ 200,140

At December 31, 2010, trading securities owned in the amount of $272,172 were pledged as collateral for our repurchase agreements and short-term borrowings.

Trading securities sold, but not yet purchased represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. We are obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected in the consolidated statement of financial condition.

NOTE 6 – Goodwill and Intangible Assets

Goodwill impairment is tested at the reporting unit level, which is an operating segment or one level below an operating segment on an annual basis. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. No indicators of impairment were identified during our annual impairment testing as of July 31, 2010.

The carrying amount of goodwill and intangible assets is presented in the following table *(in thousands)*:

Goodwill		
Balance at January 1, 2010	$	150,040
Net additions		77,793
Balance at December 31, 2010	$	227,833
Intangible assets		
Balance at January 1, 2010	$	23,588
Net additions		12,375
Amortization of intangible assets		(5,265)
Balance at December 31, 2010	$	30,698

The additions to goodwill and intangible assets during the year ended December 31, 2010 are primarily attributable to the acquisition of TWPG by the Parent. See Note 2 for additional information regarding the Parent's merger with TWPG. In connection with the merger with TWPG, we recorded $12,000 of intangible assets, consisting of customer relationships ($1,890), investment banking backlog ($2,230) and trade name ($7,880). The customer relationships and trade name will be amortized over a weighted average life of 5 years and 15 years, respectively. The investment banking backlog will be amortized over their estimated lives, which we expect to be within the next 6 months.

Amortizable intangible assets consist of acquired customer relationships, trade name, investment banking backlog and non-compete agreements that are amortized to expense over their contractual or determined useful lives. Intangible assets subject to amortization as of December 31, 2010 were as follows *(in thousands)*:

	Gross carrying value		Accumulated Amortization		Net
Customer relationships	$	32,918	$	10,762	22,156
Trade name		7,981		364	7,617
Investment banking backlog		2,230		1,508	722
Non-compete agreement		2,441		2,238	203
	$	45,570	$	14,872	$ 30,698

The weighted-average remaining lives of the following intangible assets at December 31, 2010 are: customer relationships 7.2 years; trade name 14.5 years; and non-compete agreements 0.9 years. The investment banking backlog will be amortized over their estimated lives, which we expect to be within the next 6 months.

NOTE 7 – Short-Term Borrowings

Our short-term financing is generally obtained through the use of bank loans and securities lending arrangements. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of the customer-owned securities used as collateral is not reflected in the consolidated statement of financial condition. We maintain available ongoing credit arrangements with banks that provided a peak daily borrowing of $313,500 during the year ended December 31, 2010. There are no compensating balance requirements under these arrangements. At December 31, 2010, short-term borrowings were $109,600 at an average rate of 1.05%, which were collateralized by company-owned securities valued at

$162,577. The average bank borrowing was $108,784 for the year ended December 31, 2010 at weighted average daily interest rate of 1.01%.

At December 31, 2010, we had a stock loan balance of $27,907 at weighted average daily interest rate of 0.26%. The average outstanding securities lending arrangements utilized in financing activities was $69,507 during the year ended December 31, 2010 at weighted average daily effective interest rate of 1.54%. Customer-owned securities were utilized in these arrangements.

NOTE 8 – Liabilities Subordinated to Claims of General Creditors

As discussed in Note 11, we have a deferred compensation plan available to financial advisors who achieve a certain level of production whereby a certain percentage of their earnings are deferred as defined by the Plan, a portion of which is deferred in stock units and the balance into optional investment choices. We obtained approval from FINRA and its predecessor, the New York Stock Exchange, to subordinate the liability for future payments to financial advisors for that portion of compensation not deferred in the Parent's stock units. We issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act Rule 15c3-1. In addition, we entered into a $35,000 subordinated loan agreement with the Parent, as approved by FINRA. The loan is callable on September 30, 2035 and bears interest at 6.38% per annum.

We included in our computation of net capital at December 31, 2009 the following *(in thousands)*:

Lender	Due date	Amount due
Various Financial Advisors	January 31, 2011	$ 1,284
Various Financial Advisors	January 31, 2012	1,638
Various Financial Advisors	January 31, 2013	2,188
Various Financial Advisors	January 31, 2014	3,131
Stifel Financial Corp.	September 30, 2035	35,000
		$ 43,241

At December 31, 2010, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $23,418.

NOTE 9 – Commitments, Guarantees and Contingencies

Commitments and Contingencies

Broker-dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2010, had no material effect on the consolidated statement of financial condition.

In connection with margin deposit requirements of The Options Clearing Corporation, we pledged customer-owned securities valued at $90,546 to satisfy the minimum margin deposit requirement of $56,765 at December 31, 2010.

In connection with margin deposit requirements of the National Securities Clearing Corporation, we deposited $15,000 in cash at December 31, 2010, which satisfied the minimum margin deposit requirements of $6,250.

We also provide guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. Our company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for our company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

On December 28, 2009, we announced that Stifel Nicolaus had reached an agreement with the State of Missouri, the State of Indiana, the State of Colorado, and with an association of other State securities regulatory

authorities regarding the repurchase of ARS from Eligible ARS investors. As part of the agreement, we have accelerated the previously announced repurchase plan. We have agreed to repurchase ARS from Eligible ARS investors in four phases starting in January 2010 and ending on December 31, 2011. At December 31, 2010, we estimate that our retail clients held $64,525 of eligible ARS after issuer redemptions of $42,096 and Stifel repurchases of $89,729.

Phases two and three of the modified ARS repurchase plan were completed during the year ended December 31, 2010, in which we repurchased ARS of $39,225. During the final phase, which will be completed by December 31, 2011, we estimate that we will repurchase ARS of $64,250. The amount estimated for repurchase represents ARS held by our clients at December 31, 2010, and assumes no issuer redemptions.

We have recorded a liability for our estimated exposure to the repurchase plan based upon a net present value calculation, which is subject to change and future events, including redemptions. ARS redemptions have been at par, and we believe will continue to be at par over the remaining repurchase period. Future periods' results may be affected by changes in estimated redemption rates or changes in the fair value of ARS.

Concentration of Credit Risk

We provide investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2010, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Note 9 – Legal Proceedings

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting the allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against the company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated statement of financial condition with respect to these matters, the ultimate resolution of these matters will not have a material adverse impact on our financial position. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period.

The regulatory investigations include inquiries from the SEC and a state regulatory authority relating to our role in investments made by five Southeastern Wisconsin school districts (the "school districts") in transactions involving collateralized debt obligations ("CDO"). We are fully cooperating with the SEC and the state regulatory authority in these investigations and have provided information and testimony.

We were named in a civil lawsuit filed in the Circuit Court of Milwaukee, Wisconsin (the "Wisconsin State Court") on September 29, 2008. The lawsuit has been filed against our company, Stifel Nicolaus, Royal Bank of Canada Europe Ltd. ("RBC"), and certain other RBC entities (collectively the "Defendants") by the school districts and the individual trustees for other post-employment benefit ("OPEB") trusts established by those school districts (collectively the "Plaintiffs").

The suit arises out of purchases of certain CDO by the OPEB trusts. The RBC entities structured and served as "arranger" for the CDO. We served as the placement agent/broker in connection with the transactions. The school districts each formed trusts that made investments designed to address their OPEB liabilities. The total amount of the investments made by the OPEB trusts was $200,000. Since the investments were made, we believe their value has declined significantly and may ultimately result in a total loss for the OPEB trusts. The Plaintiffs

have asserted that the school districts contributed $37,500 to the OPEB trusts to purchase the investments. The balance of $162,500 used to purchase the investments was borrowed by the OPEB trusts from Depfa Bank. The recourse of Depfa Bank, as lender, is each of the OPEB trusts' respective assets and the moral obligation of each school district. The legal claims asserted include violation of the Wisconsin Securities Act, fraud, and negligence. The lawsuit seeks equitable relief, unspecified compensatory damages, treble damages, punitive damages, and attorney's fees and costs. The Plaintiffs claim that the RBC entities and our company either made misrepresentations or failed to disclose material facts in connection with the sale of the CDO, and thus allegedly violated the Wisconsin Securities Act. We believe the Plaintiffs reviewed and understood the relevant offering materials and that the investments were suitable based upon, among other things, our receipt of written acknowledgement of risks from each of the Plaintiffs. The Wisconsin State Court denied the Defendants' motions to dismiss, and the Defendants have responded to the allegations of the Second Amended Complaint, denying the substantive allegations and asserting various affirmative defenses. Stifel Nicolaus and the RBC entities have asserted cross-claims for indemnity and contribution against each other. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to this lawsuit, and intend to vigorously defend all of the Plaintiffs' claims.

NOTE 10 – Regulatory and Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We have chosen to calculate our net capital under the alternative method, which prescribes that our net capital shall not be less than the greater of $1,000, or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3).

We have consistently operated in excess of our capital adequacy requirements. At December 31, 2010, we had net capital of $180,544, which was 30.8% of aggregate debit items and $168,835 in excess of our minimum required net capital.

NOTE 11 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in several incentive stock award plans sponsored by the Parent that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to our employees. Awards under our company's incentive stock award plans are granted at market value at the date of grant. Options expire ten years from the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, our employees participate in the Stifel Nicolaus Wealth Accumulation Plan, as restated, (the "SWAP Plan"), the Stifel Nicolaus Profit Sharing 401(k) Plan (the "Profit Sharing Plan") and the Employee Stock Ownership Plan ("ESOP").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

Certain revenue producers, officers, and key administrative employees of our company are eligible to participate in the SWAP Plan, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into Parent stock units with a 25% matching contribution by the Parent. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

We maintain a deferred compensation plan for our financial advisors who achieve certain levels of production, whereby a certain percentage of their earnings are deferred as defined by the plan, of which 50% is deferred into stock units of the Parent with a 25% matching contribution and 50% is deferred in mutual funds which earn a return based on the performance of index mutual funds as designated by our company or a fixed income option. Financial advisors may elect to defer an additional 1% of earnings into stock units of the Parent with a 25% matching contribution. Financial advisors have no ownership in the mutual funds. Included in investments in the consolidated statement of financial condition at December 31, 2010 are investments in mutual funds of $32,193 that were purchased by our company to economically hedge, on an after-tax basis, its liability to

the financial advisors who choose to base the performance of their return on the index mutual fund option. At December 31, 2010, the deferred compensation liability related to the mutual fund option of $23,917 is included in accrued compensation in the consolidated statement of financial condition.

In addition, certain financial advisors, upon joining our company, may receive stock units of the Parent in lieu of transition cash payments. Deferred compensation related to these awards generally vest over a five to eight-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period.

Retirement Plans

Eligible employees of our company who have met certain service requirements may participate in the Profit Sharing Plan. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

Employee Stock Ownership Plans

The Parent has an internally leveraged ESOP in which qualified employees of our company, as defined in the ESOP participate. We expense the annual contributions to the ESOP, which is determined by the Compensation Committee of the Board of Directors on behalf of all eligible employees based upon the relationship of individual compensation to total compensation.

NOTE 12 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions and, where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits.

We manage our risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2010, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $864,677, and the fair value of the collateral that had been sold or repledged was $109,595.

NOTE 13 – Related Party Transactions

Under an agreement, we provide all funding for the Parent's cash requirements and, accordingly, all expenditures of the Parent are recorded through an intercompany account. In addition, the Parent's excess cash is available for Stifel Nicolaus to fund operations and accordingly is recorded through the same intercompany account. At December 31, 2010, we had a payable to the Parent and affiliates of $4,041. In addition, we provide funding for affiliated companies. At December 31, 2010 amounts due from affiliates was $14,959. During the year ended December 31, 2010, the Parent contributed capital of $3,400.

We serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for Century Securities Associates, Inc. ("CSA"), an affiliated company. Under the arrangement, we have a Proprietary

Accounts of Introducing Brokers agreement with CSA. At December 31, 2010, the amount due to CSA of $227 commissions payable net of brokerage and clearing expense, offset by payroll, independent contractor fees, and taxes that were paid on behalf of the affiliated company and is included due to Parent and affiliates in the consolidated statement of financial condition.

We also serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for Stifel Nicolaus Limited ("Stifel Limited"), an affiliated company. At December 31, 2010, the amount due from Stifel Limited of $278 consisted of brokerage and clearing expense payable, net of commissions, that are due from the affiliated company and is included in due from affiliates in the consolidated statement of financial condition.

We also serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for TWP, an affiliated company. At December 31, 2010, the amount due to TWP of $2,382 consisted of brokerage and clearing expenses and operating expenses that were paid on our behalf by the affiliated company and is included in due to Parent and affiliates in the consolidated statement of financial condition.

NOTE 14 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2010 *(in thousands)*:

Deferred tax assets:		
Deferred compensation	$	120,760
Accrued expenses		5,354
Investment and jobs creation credit		2,069
Receivable reserves		1,538
Unrealized loss on investments		1,122
Net operating loss carryforward		782
Other		242
	$	131,867
Deferred tax liabilities:		
Goodwill and other intangibles		(8,237)
Prepaid expenses		(3,511)
		(11,748)
Net deferred tax asset	$	120,119

We will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before we are able to realize their benefits, or the future deductibility is uncertain. We believe that our future taxable income will be sufficient to recognize our deferred tax assets.

As of December 31, 2010, we have net operating loss carryforwards of $9,916 with expiration dates between 2011 and 2027.

Uncertain Tax Positions

As of December 31, 2010, we had $957 of gross unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. We recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2010, we had accrued interest and penalties of $196, before benefit of federal tax deduction, included in accounts payable and accrued expenses in the consolidated statement of financial condition.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2001.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the consolidated statement of financial condition.

NOTE 15 – Variable Interest Entities

The determination as to whether an entity is a VIE is based on the structure and nature of the entity. We also consider other characteristics such as the ability to influence the decision making relative to the entity's activities and how the entity is financed. The determination as to whether we are the primary beneficiary is based on a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, we perform a quantitative analysis.

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These partnerships and LLCs have assets of approximately $290,050 at December 31, 2010. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. In assessing whether or not we have control we look to the accounting guidance in determining whether a general partner controls a limited partnership. Under the current accounting rules, the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria are met, the consolidation of the partnership or limited liability company is required. Based on our evaluation of these entities, we determined that these entities do not require consolidation.

NOTE 16 – Subsequent Events

In accordance with Topic 855 "Subsequent Events," we evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated statement of financial condition.

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